Mail Stop 3561

April 10, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Yao Xiaocong
 Chief Accountant
GUANGSHEN RAILWAY COMPANY LIMITED
No. 1052 Heping Road
Shenzhen
People's Republic of China 518010

>   **Re: Guangshen Railway Company Limited**
>   **Form 20-F for the year ended December 31, 2005**
>   **File No. 1-14362**

Dear Mr. Yao:

    We have completed our review of your Form 20-F and have no further comments at this time.

                          Sincerely,

                          David R. Humphrey
                          Branch Chief